Exhibit 99.1

PRESS RELEASE

Frost & Sullivan Projects Near Term SMX

Share Price to be US$6.50

NEW YORK, April 17, 2023 – SMX (Security Matters) plc (NASDAQ:SMX; SMXWW) is pleased to announce its first analyst report since its debut on NASDAQ, the Frost & Sullivan Market Analysis report, which has been released today.

(https://smx.tech/assets/pdf/17042023_SMX_report_April%202023.pdf)

Key Highlight Points from the Frost & Sullivan Report

“The investment opportunity in SMX in three main layers:

•	SMX can create generic formats of authentication;

•	A potential new digital platform and/or marketplace of raw materials like plastics, fabrics, gold and many others;

•	Forming new industries standards for digital twining physical assets like Swift did for bank transfers.”

Frost and Sullivan’s “economic model is based on market benchmarks for recent M&A transactions for industrial IOT and supply chain tech firms, with an understanding that the price target range US$6.50 per share, will be accomplished in the near future.”

“SMX’s blockchain-based technology gives materials memory, providing full supply chain visibility without intermediaries. This is an integral part of the future of industry 5.0”

According to Frost and Sullivan, “the global circular economy of plastic packaging recycling market is expected to achieve a valuation of $20 billion by 2023, with a projected growth rate of 9.1%. This market represents one of numerous prospects available to SMX. In addition, the luxury goods authentication and re-use market alone presents significant opportunities.” SMX is strategically working across different business segments with a wide variety of materials, including circular supply chains for plastics and rubber; mining and raw minerals (gold, diamonds, timber/lumber, cement, ore and rare earths); electronics and components (electronics and silicon wafer); fashion and cosmetics (leather, organic silk, organic cotton, wool, vegan leather, polyester, EVA, TPU, ABX, PET); as well as agriculture and food production (wine, animal feed, palm oil, seeds).

This Market Analysis report is delivered pursuant to a annual contract as between SMX and Frost & Sullivan, pursuant to which SMX pays Frost & Sullivan to provides coverage and analysis of SMX and its business. SMX provides company information to Frost & Sullivan for it to prepare its reports.

—Ends—

SMX | C/O- Arthur Cox, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04T4A6	1

PRESS RELEASE

For further information contact:

INVESTOR RELATION ENQUIRIES

Eric Dusansky

Inflection Partners, New Orleans, USA

P: +1 917 420 1309 or +1 504 381 4603

E: eric@inflectionpartnersllc.com

SMX GENERAL ENQUIRIES

E: info@securitymattersltd.com

About SMX

As global businesses faces new and complex challenges relating to carbon neutrality and meeting new governmental and regional regulations and standards, SMX is able to offer players along the value chain access to its marking, tracking, measuring and digital platform technology to transition more successfully to a low-carbon economy.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “will,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release may include, for example: matters referred to in the Frost & Sullivan Market Analysis report including projections relating to SMX’s share price, matters relating to the Company’s fight against abusive and possibly illegal trading tactics against the Company’s stock; successful launch and implementation of SMX’s joint projects with manufacturers and other supply chain participants of steel, rubber and other materials; changes in SMX’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans; SMX’s ability to develop and launch new products and services; SMX’s ability to successfully and efficiently integrate future expansion plans and opportunities; SMX’s ability to grow its business in a cost-effective manner; SMX’s product development timeline and estimated research and development costs; the implementation, market acceptance and success of SMX’s business model; developments and projections relating to SMX’s competitors and industry; and SMX’s approach and goals with respect to technology. These forward-looking statements are based on information available as of the date of this press release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: the ability to maintain the listing of the Company’s shares on Nasdaq; changes in applicable laws or regulations; the effects of the COVID-19 pandemic on SMX’s business; the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; the risk of downturns and the possibility of rapid change in the highly competitive industry in which SMX operates; the risk that SMX and its current and future collaborators are unable to successfully develop and commercialize SMX’s products or services, or experience significant delays in doing so; the risk that the Company may never achieve or sustain profitability; the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the Company experiences difficulties in managing its growth and expanding operations; the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; the risk that SMX is unable to secure or protect its intellectual property; the possibility that SMX may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties described in SMX’s filings from time to time with the Securities and Exchange Commission.

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SMX | C/O- Arthur Cox, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04T4A6	2